Exhibit 4.26

PROMISSORY NOTE

Borrower:	Ehave, Inc. of 277 Lakeshore Road East, Suite 203, Oakville, ON L6J 6J3 (the “Borrower”)

Lender:	(the “Lender”),

Principal Amount: $          USD

1.	FOR VALUE RECEIVED, The Borrower promises to pay the Lender at such address as may be provided in writing to the Borrower, the principal sum of $ _____ USD, without interest payable on the unpaid principal on demand. The Lender shall receive _________ warrants for purchase of common stock of the Borrower, with an exercise price of $0.075. The note shall rank senior to all other debt of the Company and shall be secured. The warrants shall be exercisable for a period of 5 years and provide for cashless exercise and contain price protection anti-dilution provisions. The warrants shall be issued within 5 business days from the date hereof.

2.	Any time while not in default under this Note, the Borrower may repay the outstanding balance then owing under this Note to the Lender without further bonus or penalty.

3.	This Note will be construed in accordance with and governed by the laws of the State of New York.

4.	This Note will endure to the benefit of and be binding upon the representative heirs, executors, administrators, successors and assigns of the Borrower and the Lender.

IN WITNESS WHEREOF the parties have duly affixed their signatures under seal on this 15 day of November, 2017.

SIGNED, SEALED AND DELIVERED	Ehave, Inc.

November 15, 2017	Per

SIGNED, SEALED AND DELIVERED

November 15, 2017	Per